United States securities and exchange commission logo





                              July 21, 2021

       Albert Mitrani
       Chief Executive Officer
       Organicell Regenerative Medicine, Inc.
       4045 Sheridan Avenue, Suite 239
       Miami Beach, FL 33140

                                                        Re: Organicell
Regenerative Medicine, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 14, 2021
                                                            File No. 333-257899

       Dear Mr. Mitrani:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your shares are quoted on the OTC Pink marketplace. Please be advised that an at-the-market resale
offering under Rule 415 is not available for registrants quoted on the OTC Pink
marketplace. To sell shares at market prices, we require an existing trading market for those
shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying
Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at
which the selling shareholders will offer and sell their shares for the duration of the
offering. Please make the appropriate revisions on the front cover page of the prospectus and plan
of distribution section.
 Albert Mitrani
Organicell Regenerative Medicine, Inc.
July 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 if
you have questions.



                                                           Sincerely,
FirstName LastNameAlbert Mitrani
                                                           Division of
Corporation Finance
Comapany NameOrganicell Regenerative Medicine, Inc.
                                                           Office of
Manufacturing
July 21, 2021 Page 2
cc:       Dale S. Bergman
FirstName LastName